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SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders
The annual meeting (the Meeting) of shareholders of Credit Suisse
Asset Management Income Fund, Inc. (the Fund) was held on April 22, 2004 to vote on the following matters:

	(1) To re-elect one director to the Board of Directors of the Fund. The results of the votes tabulated at the annual meeting are reported below.

Name of Director	      For	    Withheld
Enrique R. Arzac	42,713,101.3418    878,343.8228

In addition to the director re-elected at the meeting, Lawrence J. Fox, James S. Pasman, Jr. and William W. Priest, Jr. continue to serve as directors of the Fund. Effective August 10, 2004, Michael E. Kenneally was appointed to replace Joseph D. Gallagher, who resigned as a director of the Fund effective that date.

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